FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).	U.S. Securities and Exchange Commission Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940
1.Name and Address of Reporting Person* Perelman Marsha Reines	2.Issuer Name and Ticker or Trading Symbol Penn Virginia Corporation (PVA)					5.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 401 Times Building	3.Statement for Month/Year July 2001					___X_ Director _____ Officer (give title)		_____ 10% Owner _____ Other (Specify)
(Street) Ardmore, PA 19003	4.If Amendment, Date of Original (Month/Year)					6.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date	3.Transaction Codec- (Instr. 8)		Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or(D)	Price
Common Stock, $6.25 par value	7/24/01	A	V	58	A	34.12	18,533	D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	4. Transaction code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Insr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Marsha R. Perelman	August 10, 2001
** Signature of Reporting Person	Date
By: ________________________________________ Nancy M. Snyder General Counsel and Corporate Secretary Authorized Signer